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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              --------------------


                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              SHERIDAN ENERGY, INC.
                            (NAME OF SUBJECT COMPANY)


                              SHERIDAN ENERGY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   823764 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 B. A. BERILGEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SHERIDAN ENERGY, INC.
                            1000 LOUISIANA, SUITE 800
                              HOUSTON, TEXAS 77002
                                 (713) 651-7899
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             ARTHUR S. BERNER, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 BANK ONE CENTER
                          910 TRAVIS STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                                 (713) 650-2729



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                              SHERIDAN ENERGY, INC.
                                 SCHEDULE 14D-9


ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Sheridan Energy, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1000 Louisiana, Suite 800, Houston, Texas 77002. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to a tender offer by CPN Sheridan, Inc., a Delaware corporation (the "Purchaser"), and wholly-owned subsidiary of Calpine Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock (the "Shares") for a purchase price of $5.50 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 31, 1999 (as amended and supplemented from time to time, the "Schedule 14D-1"), which has been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Schedule 14D-1 and Offer to Purchase are incorporated herein by reference. Based upon information provided in the Schedule 14D-1 filed with the Commission by the Purchaser and the Parent, the principal executive offices of the Purchaser and the Parent are located at 50 West San Fernando Street, San Jose, California 95113. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser or the Parent was provided by the Purchaser or Parent, and the Company takes no responsibility for such information.

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 25, 1999 (the "Merger Agreement"), among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation") and wholly-owned subsidiary of the Parent. The Offer is conditioned upon there being validly tendered and not withdrawn before expiration of the Offer that number of Shares representing at least a majority of the Company's outstanding Common Stock on a "fully diluted" basis, as defined in the Merger Agreement, on the date of the purchase (the "Minimum Condition"). The Offer is also subject to certain other conditions, which are set forth in the Offer to Purchase. The Merger Agreement is incorporated herein by reference in its entirety.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

         (b) In addition to the matters set forth below, certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement as set forth on Annex A hereto. Such information is incorporated herein by reference in its entirety. Certain information set forth on Annex A was included in the Company's Proxy Statement filed with the Commission on April 27, 1999.

         PURPOSE OF THE OFFER; MERGER AGREEMENT; STOCKHOLDERS AGREEMENT; APPRAISAL RIGHTS.

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Following the Offer, Parent and Purchaser intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger. The Company has represented to the Parent in the Merger Agreement that as of August 25, 1999 there were (i) 6,733,770 Shares issued and outstanding, (ii) 1,139,556.25 shares of Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") issued and outstanding, (iii) 725,500 Shares reserved for issuance upon the exercise of stock options outstanding under various Company Stock option plans and (iv) 150,000 Shares reserved for issuance upon exercise of outstanding warrants (the " Warrants") to purchase additional Shares. Based upon the foregoing, as of August 25, 1999, there were approximately 7,609,270 fully diluted shares (the "Fully Diluted Shares"). Parent owns no Shares of record, but Purchaser has the right to direct the tender in connection with the Offer of up to 4,067,537 Shares pursuant to an agreement with certain Stockholders as more specifically described below.

         The Merger Agreement. The following description of the Merger Agreement is qualified in its entirety by reference to the text of such agreement, which is referenced as an exhibit to this Solicitation/Recommendation on Schedule 14D-9 ("Schedule 14D-9") filed by Parent and Purchaser with the Commission in connection with the Offer. The Merger Agreement is incorporated herein by reference.

         The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment or pay for Shares is subject to the satisfaction of the Minimum Condition and certain other conditions described below. Pursuant to the Merger Agreement, Parent and Purchaser have reserved the right to waive the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that, without the prior written consent of the Company, no change may be made which (i) changes the form of consideration to be paid, (ii) decreases the price per Share or the number of Shares sought in the Offer, (iii) imposes conditions to the Offer in addition to those set forth in the Merger Agreement, (iv) changes or waives the Minimum Condition, (v) extends the Offer (except as set forth in the Merger Agreement) or (vi) makes any other change to any condition to the Offer set forth in the Merger Agreement which is materially adverse to the holders of Shares. Notwithstanding the foregoing, the Merger Agreement also provides that Purchaser may, without the consent of the Company, (i) extend the Offer, if at any scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to purchase Shares pursuant to the Offer have not been satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for a period of not more than 20 business days beyond the initial Expiration Date, if on the date of such extension less than 90% of the Fully Diluted Shares have been validly tendered and not properly withdrawn pursuant to the Offer and (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. Parent and Purchaser have also agreed in the Merger Agreement that if all of the conditions to Purchaser's obligation to purchase Shares pursuant to the Offer are not satisfied on any scheduled expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied, Purchaser shall extend the Offer from time to time in increments of a least five business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Condition or such other condition, (y) the termination of the Merger Agreement in accordance with its terms and (z) December 1, 1999. Subject to the terms of the Offer in the Merger Agreement and the satisfaction (or waiver to the extent permitted by the Merger Agreement) of the conditions of the Offer, Purchaser shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the applicable expiration of the Offer.

         Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (i) each Share held by the Company as treasury stock or owned by Parent, Purchaser or any subsidiary of either of them immediately prior to the Effective Time (as defined below) shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in the Merger Agreement with respect to Shares as to which appraisal rights have been exercised, be converted into the right to receive $5.50 in cash or any higher price paid for each Share in the Offer, without interest. The Merger Agreement provides that the Merger will be consummated as soon as practicable after satisfaction of or, to the extent permitted thereunder, waiver of the conditions to the Merger and shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or, with the consent of the Independent Directors referred to below, at such later time as is specified in the certificate of merger (the "Effective Time").

         Board Representation. The Merger Agreement provides that, effective upon acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer, Parent shall be entitled to designate the number of directors,




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rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Parent or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors or both; provided that, prior to the Effective Time, the Company's Board of Directors shall always have one member who is neither a designee nor an affiliate of Parent or Purchaser nor an employee of the Company (an"Independent Director"). If the number of Independent Directors is reduced below one for any reason prior to the Effective Time, the departing Independent Director shall be entitled to designate a person to fill such vacancy. No action proposed to be taken by the Company to (i) amend or terminate the Merger Agreement or the certificate of incorporation or by-laws of the Company or (ii) waive any action required to be taken by Parent or Purchaser under the Merger Agreement or any rights of the Company under the Merger Agreement shall be effective without the approval of the Independent Director. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of
(i) each committee of the Board, (ii) each board of directors of each subsidiary and (iii) each committee of each such board.

         The Merger Agreement provides that, from and after the Effective Time, the directors and officers of Purchaser at the Effective Time will be the initial directors and officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected or appointed and qualified in accordance with applicable law. Pursuant to the Merger Agreement, the by-laws of Purchaser, as in effect at the Effective Time, will be the by-laws of the Surviving Corporation until amended in accordance with applicable law, and the certificate of incorporation of Purchaser, as in effect at the Effective Time, will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the name of the Company.

         Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its Stockholders to be held as soon as reasonably practicable following Purchaser's acquisition of Shares in the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Under the Merger Agreement, at any such meeting, Parent has agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by it in favor of adoption of the Merger Agreement.

         If the Minimum Condition is satisfied pursuant to the Offer, Purchaser will hold at least a majority of the outstanding Shares on a Fully Diluted Basis and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other Stockholder votes in favor thereof. If Purchaser obtains at least 90% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the Stockholders of the Company pursuant to the "short-form" merger provisions of Delaware law.

         Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Commission filings, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, employee benefits, brokers, compliance with laws, contracts and debt instruments, environmental, intellectual property and technology and other matters.

         Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, brokers and other matters.

         Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers,



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licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time. The Company has further agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written approval of Parent (which determination by Parent will not be unreasonably delayed),
(i)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of Company Options (defined below)); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options; (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (iv) except as provided in the Merger Agreement, acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisitions of stock or assets) any business including through the acquisition of any interest in any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof; (v) except as provided in the Merger Agreement, mortgage or otherwise encumber or subject to any lien or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, license, transfer or otherwise dispose of any of the Company's intellectual property rights or any other material properties or assets; (vi) except as provided in the Merger Agreement, make or agree to make any new capital expenditures in excess of $500,000; (vii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (viii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and in accordance with their terms, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (ix) commence a lawsuit other than (a) for the routine collection of bills or (b) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business, provided that the Company consults with Parent prior to filing such suit; (x) (a) enter into or amend any employment or severance agreement or similar arrangements, (b) make any determination as to amounts payable under any plan, arrangement or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of the Company or any of its subsidiaries or (c) enter into, adopt, or amend any agreement, arrangement, or benefit plan so as to increase the liability (whether or not contingent) of the Company or Parent or any of their subsidiaries in respect of compensation or benefits except as may be required by law; (xi) incur any additional indebtedness other than borrowings under the Company's senior bank credit facilities as in effect of the date of the Merger Agreement; (xii) authorize any of, or commit or agree to take any of, the foregoing actions; or (xiii) take or agree or commit to take any action that would make representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time; or (xiv) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

         Access to Information. Subject to the terms of the confidentiality agreement dated as of June 15, 1999 (the "Confidentiality Agreement") entered into between the Company and the Parent, the Company has agreed (i) to give Parent and its representatives access (during normal business hours and upon reasonable notice) to the offices, properties, books and records, of the Company and its subsidiaries, (ii) to furnish Parent and its representatives with such other information concerning its business, properties and personnel as such persons may reasonably request, (iii) to give Parent and its representatives full access (during normal business hours and upon reasonable notice) to all abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, check vouchers and payment statements as the same may be in existence and in possession of the Company and (iv) to give Parent and its representatives full access (during normal business hours and at their actual location) to all accounting, revenue, marketing, transportation, processing, environmental, geological, geophysical, production and engineering books, records and data in possession of the Company, except such records or data which Company is prevented by contractual obligations with third parties from disclosing, in which case Company will inform Parent of the existence of such records, the parties thereto and the subject matter of such records.



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         HSR Act Filings; Efforts. Pursuant to the Merger Agreement, each of
Parent and the Company has agreed, if applicable, to (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") with respect to the transactions contemplated by the Merger Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from any Governmental Entity (defined below) in respect of such filings or such transactions and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (defined below) with respect to any such filing or any such transaction. Each of Parent and the Company has agreed, pursuant to the Merger Agreement, to promptly inform the other of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. The Merger Agreement prohibits both Parent and the Company from participating in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. "Governmental Entity" means any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

         Each of Parent and the Company has agreed, pursuant to the Merger Agreement, to use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law, and, if by mutual agreement, Parent and the Company decide that litigation is in their best interests, each of Parent and the Company have agreed, pursuant to the Merger Agreement, to cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions. Pursuant to the Merger Agreement, each of Parent and the Company have agreed to use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement.

         Each of Parent and the Company has agreed, pursuant to the Merger Agreement, to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

         Notwithstanding the foregoing, the Merger Agreement provides that (i) neither Parent nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, (ii) neither Parent nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, financial condition, results of operations or prospects of Parent and its subsidiaries or of Parent combined with the Surviving Corporation after the Effective Time, (iii) neither the Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect (as defined below), (iv) no party shall be required to agree to the imposition of, or to comply with, any condition, obligation or restriction on Parent or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type described below and (v) neither Parent nor Purchaser shall be required to waive any of the conditions to the Offer described below or any of the conditions to the Merger described herein.

         The Merger Agreement provides that the Company will give prompt notice to Parent of (i) any material representation or warranty made by it contained in the Merger Agreement becoming untrue or inaccurate in any material respect, (ii) upon the Company's obtaining knowledge thereof, any representation or warranty made by it contained in the Merger Agreement and not covered by clause (i) above becoming untrue or inaccurate in any material respect, or



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

(iii) the failure by it to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

         The Merger Agreement provides that the Company will give prompt notice to Parent, and Parent or Purchaser will give prompt notice to the Company of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting it or any of its subsidiaries which, if pending on the date of the Merger Agreement would have been required to have been disclosed pursuant to the representations and warranties of the Company or which relate to the consummation of the transactions contemplated by the Merger Agreement.

         Stock Options. The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to the Offer, each outstanding Company Option, whether vested or unvested, shall be canceled, and each holder of any such option shall be paid by the Company promptly after the acceptance for payment of Shares pursuant to the Offer for each such option an amount determined by multiplying (i) the excess, if any, of $5.50 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased had such holder exercised such option in full immediately prior to the acceptance for payment of Shares pursuant to the Offer (as if such Company Option was exercisable in full). Notwithstanding any other provisions of the Merger Agreement, immediately after the acceptance for payment of Shares pursuant to the Offer no Company Options will remain outstanding. "Company Option" means any option granted, whether or not exercisable, and not exercised or expired, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase Shares pursuant to any stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof or any other contract or agreement entered into by the Company or any of its subsidiaries.

         Pursuant to the Merger Agreement and as soon as practicable following the date of the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by the Merger Agreement. Notwithstanding any other provision of the Merger Agreement, payment may be withheld in respect of any Company Option until necessary consents are obtained. All amounts payable pursuant to the Merger Agreement in respect of Company Options will be subject to, and reduced by, any required withholding of taxes and will be paid without interest.

         Other Offers. Pursuant to the Merger Agreement, the Company has agreed that, until the termination of the Merger Agreement, the Company and its subsidiaries will not, and will not authorize or permit the officers, directors, employees or other agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (defined below) or (ii) subject to the fiduciary duties of the Board of Directors under applicable law, as advised by counsel to the Company, and in response to an unsolicited request that has been submitted to the Company's Board of Directors and determined to be a Superior Acquisition Proposal (defined below), engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal; provided, the foregoing does not prohibit the Company's Board of Directors from taking and disclosing to the Company's Stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has agreed to promptly notify Parent after receipt of any Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request. "Acquisition Proposal" means any offer or proposal for, or any indication



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of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and "Superior Acquisition Proposal" means an Acquisition Proposal which a majority of the Company's disinterested directors determines in its good faith judgment (after receiving the advice of the Company's independent financial advisor) to be more favorable to the Company's stockholders than the Offer or the Merger, and for which financing, to the extent required, is then committed or which a majority of the Company's disinterested directors reasonably believes will be available when required.

         Agreement with respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to indemnify and hold harmless the present and former officers, directors, employees and agents of the Company (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under the Company's certificate of incorporation and by-laws in effect on the date of the Merger Agreement, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Parent has further agreed that for three years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date of the Merger Agreement, provided that, in satisfying its obligation Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to Parent, and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Merger, the Offer or the Merger Agreement occurring on or prior to the Effective Time, Parent has agreed to cause the Surviving Corporation to pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Parent has further agreed to ensure that, at all relevant times, the Surviving Corporation will have access to sufficient funds to fulfill its obligations, as to the Indemnified Parties, pursuant to the Merger Agreement.

         Other Agreements. Parent has agreed that it will take all action necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement.

         Except as otherwise provided in the Merger Agreement, Parent has agreed to honor (or to cause the Surviving Corporation to honor) in accordance with their terms all Company employee benefit plans previously delivered to Parent and all accrued benefits vested thereunder, although such agreement does not prevent Parent or the Surviving Corporation from terminating any such Company benefit plan in accordance with its terms. The Merger Agreement also provides that if Parent merges any Company benefit plan with any Company benefit plan of Parent or otherwise modifies any benefit plan, prior service with the Company will be counted for purposes of employee eligibility, seniority and vesting under such benefit plan, and any pre-existing condition shall be waived for each employee so long as such employee has had medical coverage under the applicable benefit plan for a least six months immediately prior to the Effective Time.

         Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions: (i) Parent or Purchaser shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer, (ii) if required by applicable law, the adoption of the Merger Agreement by the Stockholders of the Company in accordance with Delaware law,
(iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; (iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired and (v) other than filing the certificate of merger in accordance with Delaware law, all consents required to permit the consummation of the Merger shall have been filed, occurred or been obtained (other than those the failure to file, occur or obtain, in the aggregate, could not reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the Merger).

         Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders of the Company)

(i) by mutual written consent of the Company and Parent, (ii) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgement, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable, (iii) by either the Company or Parent (provided that Parent shall not be entitled to terminate the Merger Agreement pursuant to this sub-clause (iii) as a result of its breach of the Merger Agreement), (x) if Parent or Purchaser shall have failed to commence the Offer within five business days following the date of the announcement of the Merger Agreement, (y) if Parent or Purchaser shall not have purchased any Shares pursuant to the Offer prior to December 1, 1999 or (z) the Offer shall have been terminated without Parent or Purchaser having purchased any Shares pursuant to the Offer, (iv) by Parent upon the occurrence of any Trigger Event described in clauses (i) through
(iii) under the heading "Fees and Expenses" below, (v) by the Company, upon the occurrence of any Trigger Event described in clause (i) under the heading"Fees and Expenses" below and (vi) by either the Company or Parent, if the Merger has not been consummated by June 30, 2000 (provided that the party seeking to terminate the Merger Agreement shall not have breached its obligations under the Merger Agreement in any material respect).

         Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses and there are no provisions for payment by the Company of the fees and expenses of Parent or Purchaser or vice versa or at any time prior to the consummation of the Offer as if made at and as of such time, if the Merger Agreement is terminated, except as stated below. The Company has agreed to pay Parent a fee in immediately available funds equal to $2,000,000 promptly, but in no event later than one business day, after the termination of the Merger Agreement as a result of the occurrence of any of the events set forth below (a "Trigger Event"): (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal, (ii) any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is qualified as to materiality shall not have been true and correct when made or at any time prior to the consummation of the Offer as if made at and as of such time, or any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is not so qualified shall not have been true and correct in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time, or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement; provided that it shall not be a Trigger Event unless (x) the breaches of the representations and warranties without regard to any materiality qualifier or threshold, and failure to perform or breach of any obligation, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect and (y) with respect to breaches of representations and warranties, such breaches in significant part were intentional; provided further that it shall not be a Trigger Event if (1) such breaches and failures to perform are reasonably capable of being cured by December 1, 1999, (2) the Company diligently pursues such cure beginning as soon as it obtains knowledge of such breaches and failures to perform and (3) the Company cures all of such breaches and failures to perform that have given rise to the Trigger Event by December 1, 1999; or (iii) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Parent and Purchaser into the Stockholders Agreement (as herein defined), in any such case whether or not such withdrawal or modification is required by the fiduciary duties of the Company's Board of Directors (or any special committee thereof).

         Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, Stockholders at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under Delaware law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware General Corporation Law.

         Under Delaware law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Parent or Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger).

         THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

         Stockholders Agreement. The following description of the Stockholders Agreement dated as of August 25, 1999 ("Stockholders Agreement") among Parent, Purchaser and the Stockholders named therein (each, a "Principal Stockholder") is qualified in its entirety by reference to the text of such agreement, which is referenced as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. The Principal Stockholders include affiliates of Enron Corporation, Jeffrey E. Susskind, the Chairman of the Board of Directors of the Company, B.
A. Berilgen, the President and Chief Executive Officer of the Company, and certain other executive officers of the Company.

         Grant of Stock Option. Under the Stockholders Agreement, each Principal Stockholder has granted Purchaser an irrevocable option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholders Agreement, for a price of $5.50 per Share in cash, or to cause to be tendered pursuant to the Offer, such Principal Stockholder's Shares. In addition, if the price to be paid by Purchaser pursuant to the Offer is increased, the purchase price payable upon exercise of the Stock Option shall similarly be increased. The Stockholders Agreement also provides that the number and kind of Shares subject to the Stock Option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

         Exercise of Option. Subject to the terms of the Stockholders Agreement, Purchaser has the right to exercise the Stock Option, in whole but not in part, at any time up to the 20th business day after the termination of the Merger Agreement in accordance with the terms thereof if, but only if, the termination of the Merger Agreement did not result from the material breach thereof by Purchaser or Parent.

         Agreement to Tender. Each Principal Stockholder has agreed, in the Stockholders Agreement, upon receipt of written instructions from Purchaser, to deliver to the American Stock Transfer & Trust Company (the "Depositary") (i) a Letter of Transmittal with respect to such Principal Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Principal Stockholder (but if such Shares are not accepted for payment or are withdrawn and are to be returned pursuant to the Offer, to return such Shares to such Principal Stockholder whereupon they shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholders Agreement),
(ii) the certificates evidencing such Principal Stockholder's Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer. Notwithstanding anything to the contrary set forth in the Stockholders Agreement, no Principal Stockholder shall be required to tender such Principal Stockholder's Shares in the Offer if the per Share consideration to be paid by Purchaser pursuant to the Offer is less than $5.50 per Share in cash.

         Conditions. The Principal Stockholders' obligations to sell their Shares (other than by tendering pursuant to the Offer) under the Stockholders Agreement are subject to the satisfaction of the following conditions: (i) the representations and warranties of Purchaser set forth in the Stockholders Agreement shall be true and correct in all material respects on the date of sale as if made on such date, (ii) if applicable, all waiting periods under the HSR Act to the exercise of the Stock Option shall have expired or been terminated,
(iii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Stock Option and (iv) Purchaser shall have commenced the Offer.

         No Shopping. Each Principal Stockholder has further agreed to not, directly or indirectly, solicit, initiate or encourage (or authorize any person to solicit) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company, or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction (a "Business Combination Proposal") or, subject to a Principal Stockholder's fiduciary duty as a director of the Company, if applicable, as further provided in the Merger Agreement participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to make or seek any Business Combination Proposal. Each Principal Stockholder agreed to promptly advise Purchaser of the terms of any communication it may receive relating to a Business Combination Proposal if a representative of such Principal Stockholder having direct working knowledge of the Stockholders Agreement has knowledge of such communications.

         Proxy. In entering into the Stockholders Agreement, each Principal Stockholder granted Purchaser a proxy to vote or consent at every annual, special or adjourned meeting, or solicitation of consents, of the Stockholders of the Company (i) in favor of the adoption of the Merger Agreement and the Stockholders Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and Stockholders Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement and the Stockholders Agreement. Each Stockholder also agreed to cause such Principal Stockholder's Shares that are outstanding and owned by it beneficially to be voted in accordance with the foregoing. The proxy granted under the Stockholders Agreement is irrevocable, but such proxy will be revoked upon the earlier of (i) termination of the Stockholders Agreement in accordance with its terms and (ii) the purchase of the Principal Stockholder Shares pursuant to the Offer.

         Pursuant to the Stockholders Agreement, the Principal Stockholders granted Purchaser an option to purchase, subject to certain conditions, for a price of $5.50 per Share, or to cause to be tendered pursuant to the Offer, an aggregate of up to 3,492,537 outstanding Shares, up to an additional 425,000 Shares issuable upon exercise of outstanding stock options and up to an additional 150,000 shares issuable upon exercise of the outstanding Warrants. Assuming that the full amount of Shares that are subject to the Stockholders Agreement are validly tendered and not withdrawn pursuant to a directive from Purchaser, no additional Shares would be required to be tendered under the Offer in order to satisfy the Minimum Condition (assuming the number of Fully Diluted Shares set forth above).

         Preferred Stock and Warrants. Enron Capital & Trade Resources Corp., a Principal Stockholder which beneficially holds all of the issued and outstanding Preferred Stock of the Company, has agreed, in the Stockholders Agreement, to sell and transfer to the Company, and the Purchaser has agreed to purchase or to cause the Company to purchase and redeem, all of the shares of Preferred Stock, at a price per share of Preferred Stock equal to $10.10, plus all accrued and unpaid dividends thereon (whether or not declared), promptly (but in no event more than one business day) following the consummation of the Offer. In addition, Joint Energy Development Investments Limited Partnership, which holds all of the outstanding Warrants, has agreed, in the Stockholders Agreement, to transfer and surrender to the Company for cancellation for no additional consideration all of the Warrants, promptly (but in no event more than one business day) following consummation of the Offer; provided that, if Purchaser increases the consideration per Share to be paid pursuant to the Offer to an amount that exceeds the exercise price of the Warrants, Purchaser shall pay, or cause the Company to pay, to such Principal Stockholder an amount equal to the aggregate net in the money value of such Warrants, in connection with the transfer and surrender thereof. If Purchaser exercises the Stock Option, at the closing of the acquisition of the Principal Stockholders' Shares, Purchaser shall purchase from the relevant Principal Stockholder, and such Principal Stockholder will sell to Purchaser, all of the shares of Preferred Stock, at a price per share of Preferred Stock equal to $10.10, plus all accrued and unpaid dividends thereon (whether or not declared).

         Delaware Law. The Merger is required to comply with other applicable procedural and substantive requirements of Delaware law. The Company is incorporated under the laws of the State of Delaware, which has adopted certain laws regarding business combinations. In general, Section 203 of Delaware's General Corporation Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the time that such stockholder became an interested stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. The Board of Directors of the Company has approved the Merger Agreement and the Stockholders Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated hereby.

         Other Matters. Any merger or other similar business combination proposed by Parent are also required to comply with any applicable federal law. In particular, the Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. Parent believes that Rule 13e-3 will not be applicable to the Merger unless the Merger is consummated more than one year after termination of the Offer or if an alternative merger transaction were to provide for stockholders to receive consideration for their Shares in an amount less than the price per Share paid pursuant to the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the Commission and distributed to such stockholders prior to consummation of the transaction.

         If for any reason the Merger is not consummated, Parent and Purchaser will evaluate their alternatives. Such alternatives could include purchasing additional Shares in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater or less than the price to be paid for Shares in the Offer and could be for cash or other consideration. Alternatively, Purchaser may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Parent or Purchaser, which may vary from the price to be paid for Shares in the Offer.

         Parent has stated that it intends to conduct a review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties and policies and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's business, operations, corporate structure, capitalization, Board of Directors, policies or dividend policy.

         Except as otherwise described in the Offer to Purchase of Parent and Purchaser, they have stated that they have no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure, Board of Directors or management.

         EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

         Purchaser reserves the right, at any time or from time to time, (i) to extend the Offer if, at the scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions are satisfied or waived, and for a further period of time as described below in this paragraph, in any case by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) except to the extent otherwise provided in the Merger Agreement, to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that Purchaser will exercise its right to extend or amend the Offer. Subject to the terms of the Offer and the satisfaction (or waiver to the extent permitted by the Merger Agreement) of the conditions to the Offer, Purchaser shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer and shall pay for all such Shares promptly after acceptance; provided, that Purchaser may, without the consent of the Company, extend the Offer for a period of time of not more than 20 business days beyond the initial Expiration Date if on the date of such extension less than 90% of the Fully Diluted Shares have been validly tendered and not withdrawn. Under certain circumstances Purchaser may be required under the Merger Agreement to extend the Offer, as discussed herein.

         If Purchaser shall decide, in its sole discretion, subject to the terms of the Merger Agreement, to increase the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow stockholders to consider the amended terms of the Offer.

         Purchaser also reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, in the event any of the conditions specified above shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law and the rules of the Commission including Rule 14e-1) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

         If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except in the limited circumstances set forth in the Merger Agreement. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

         Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         CERTAIN CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, Parent and Purchaser are not required to accept for payment or (subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)) pay for any Shares, and may terminate the Offer, if by the expiration of the Offer, the Minimum Condition shall not have been satisfied, or at any time on or after August 25, 1999 and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist:

         (a) there shall be instituted or pending any action or proceeding by any Governmental Entity or by any other person, domestic or foreign, before any Governmental Entity or arbitrator, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or Purchaser or the consummation by Parent or Purchaser of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Stockholders Agreement, the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's or Purchaser's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company or any of its subsidiaries or of Parent and its subsidiaries or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries or of Parent and its subsidiaries, (iii) seeking to impose material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares or (v) that otherwise, in the judgment of Parent, is likely to materially adversely affect the business, assets, liabilities, operations, condition (financial or otherwise), results of operations or prospects of the Company or any of its subsidiaries, or Parent and its subsidiaries, taken as a whole; or

         (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Stockholders Agreement, the Merger Agreement, the Offer or the Merger, by any Governmental Entity or arbitrator (other than the application of the waiting period provisions of the HSR Act to the Stockholders Agreement, the Merger Agreement, the Offer or the Merger), that, in the reasonable judgment of Parent, is substantially likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

         (c) any change shall have occurred (or any development shall have occurred involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole that, in the reasonable judgment of Parent, is or is likely to be materially adverse to the Company and its subsidiaries taken as a whole or Parent shall have become aware of any facts that, in the reasonable judgment of Parent have or are likely to have or result in a Material Adverse Effect; or

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ over-the-counter market in the United States that lasts or has lasted for at least two full consecutive trading days, (ii) a declaration of a general banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or prevent (or materially delay) the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

         (e) a tender or exchange offer for some or all of the Shares shall have been publicly proposed to be made or shall have been made by another person, or it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any person or "group (defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 50% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 50% of any class or series of capital stock of the Company (including the Shares) or (ii) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any assets or securities of the Company or any of its subsidiaries; or

         (f) any consent (other than the filing of a certificate of merger or approval by the stockholders of the Company of the Merger (if required by Delaware law)) required to be filed, occurred or been obtained by the Company or any of its subsidiaries or Parent or any of its subsidiaries (including Purchaser) in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been filed, occurred or been obtained (other than any such consents the failure to file, occur or obtain in the aggregate, could not reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Offer or the Merger); or

         (g) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement that is qualified as to materiality shall not be true when made or at any time prior to the consummation of the Offer as if made at and as of such time or any of the representations and warranties set forth in the Merger Agreement that is not so qualified shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time; provided that this condition shall not be deemed to exist unless, in the reasonable judgment of Parent, such breaches or failures to perform any covenant, obligation or agreement, and any breach of representation or warranty without regard to any materiality qualifier or threshold, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect; or

         (h) any party to the Stockholders Agreement (other than Purchaser or Parent) shall have breached or failed to perform in any material respect any of its agreements under the Stockholders Agreement or any of the representations and warranties of any such party set forth in the Stockholders Agreement shall not be true in any material respect, in each case, when made or at any time prior to the consummation of the Offer as if made at and as of such time, or the Stockholders Agreement shall have been invalidated or terminated with respect to any Shares subject thereto; or

         (i) the Merger Agreement or the Stockholders Agreement shall have been terminated in accordance with its terms; or

         (j) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Parent and Purchaser into the Stockholders Agreement; or

         (k) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal;

which, in the judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment. The term"Material Adverse Effect" means a material adverse effect on (a) the assets, liabilities, condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole or (b) the consummation of the transactions contemplated hereby; provided that occurrences or events resulting from (i) changes in the prices of oil, gas, natural gas liquids or other hydrocarbon products, (ii) changes in general economic conditions, including general stock market conditions and interest rate changes or (iii) the adverse determination of any pending litigation disclosed in the disclosure schedule to the Merger Agreement shall in each case be excluded from consideration for purposes of the effect of an occurrence or event on the Company and its subsidiaries taken as a whole.

         The foregoing conditions may be asserted by Parent in its sole discretion regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition or (other than the Minimum Condition) may be waived by Parent and Purchaser in their discretion in whole at any time or in part from time to time. The failure by Parent or Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Parent concerning the events described above will be final and binding upon all parties.

         In response to any condition to the Offer not being satisfied, Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Commission, Purchaser reserves the right (subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with applicable law.

         TRANSACTIONS WITH SHERIDAN CALIFORNIA ENERGY, INC.

         On January 25, 1999, the Parent entered into an Agreement Regarding Formation of Corporation with Sheridan California Energy, Inc. ("SCEI"), a subsidiary of the Company, pursuant to which the Parent, through a subsidiary, contributed $15 million in cash to SCEI in exchange for (i) a 20% common equity interest in SCEI and (ii) $13 million of seven-year redeemable non-voting preferred stock of SCEI. The preferred stock provides for cash dividends of $0.70 payable annually (a 14.0% annual rate) or, at the discretion of SCEI, dividends may be paid in kind in an amount equal to .07 additional shares for each outstanding share of preferred stock. The proceeds of the financing were used by SCEI to acquire certain Sacramento Basin, California properties (the "Sacramento Basin Properties") from the Amerada Hess Corporation. The Company in such transaction contributed $3 million in cash and $4.6 million of seismic data and oil and gas producing assets in California in exchange for an 80% common equity interest in SCEI. In connection with such transaction, the Parent, through a subsidiary, entered into a Gas Purchase and Sale Agreement with the Company which provides that substantially all of the natural gas produced at the Sacramento Basin Properties will be sold to the Parent. The above Agreements are referenced as exhibits to this Schedule 14D-9 and are incorporated herein by reference in their entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) Recommendation of the Board of Directors

         A Special Meeting of the Company's Board of Directors ("Board" or "Board of Directors") was held on August 24, 1999 to discuss the terms of the Merger Agreement and the transactions contemplated thereunder. Since, pursuant to the terms of the proposed Merger Agreement, the Preferred Stock beneficially owned by Enron Capital & Trade Resources Corp. ("ECT") will be redeemed at a premium (equal to $10.10 per share of Preferred Stock), Messrs. Childers and Dunn, directors of the Company and employees of ECT, abstained from the initial vote on the transaction to avoid any claim of their being considered "interested" directors in connection with the contemplated transactions. Thereafter, after all of the disinterested directors voted unanimously in favor of the transaction, in order to accurately state that the transaction was approved unanimously by the Board of Directors, Messrs. Childers and Dunn voted in favor of the Merger Agreement and the transactions contemplated thereunder. Accordingly, THE BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

         A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as an Exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

         (b) Background; Reasons for the Recommendation.

         Background.

         In January 1999, Parent made an investment in, and agreed to purchase natural gas from, SCEI, a subsidiary of the Company. SCEI used the proceeds of the investment and other funds to purchase the Sacramento Basin Properties.

         Following the January 1999 investment in SCEI, John T. King, Vice President-Business Development of Parent, had several discussions with B. A. Berilgen, the President and Chief Executive Officer of the Company, about the Company's capitalization and prospects for growth. During these discussions, Mr. King inquired as to whether the Company would be interested in discussing a possible business combination transaction. Mr. Berilgen encouraged Mr. King to discuss the possibility of a transaction directly with Jeffrey E. Susskind, the Chairman of the Board of Directors of the Company.

         On May 21, 1999, on behalf of Parent, Mr. King sent a letter to Mr. Susskind expressing an interest to meet and discuss Parent's interest in the Company. On May 24, 1999, Mr. King and Mr. Susskind met in Houston, Texas. At such meeting, Mr. King indicated that Parent desired to evaluate further a possible business combination with the Company at a price of $4.00 per Share. Mr. Susskind indicated that he was not satisfied with Parent's valuation, but expressed interest in further discussions and indicated that the Company would be willing to provide Parent with an opportunity to conduct preliminary due diligence with respect to the Company.

         Following execution of the Confidentiality Agreement, the Company provided Parent with certain due diligence materials including information relating to the Company's natural gas reserves. In addition, on June 10, 1999, Mr. Susskind, along with D. Bradley Dunn, a director of the Company, made a presentation to certain members of Parent's management at Parent's offices in San Jose, California regarding the Company's views on valuation.

         On July 2, 1999, Mr. King sent a letter to Mr. Susskind that contained a revised proposal to enter into a business combination transaction with the Company at a price of $5.00 per Share. Following the July 2 letter, Mr. King was informed that the Company had engaged DLJ as the Company's exclusive financial advisor in connection with a possible transaction. Mr. Berilgen then informed Mr. King that the Company intended to explore a sale opportunity with another party.

         Approximately one week later, Mr. King received telephone calls from both Mr. Berilgen and a representative of DLJ indicating an opportunity for Parent to make a revised proposal to acquire the Company. On August 11, 1999, Mr. King sent a letter to Mr. Berilgen containing Parent's final offer to acquire the Company at a $5.50 per Share cash price. On August 12, 1999, a DLJ representative informed Mr. King that the Company was prepared to negotiate definitive agreements for the proposed transaction.

         During the week of August 16, 1999 through the morning of August 25, representatives of Parent, including its legal advisor, negotiated with representatives of the Company, including its legal advisor, regarding terms of a definitive merger agreement and conducted detailed due diligence. During this time, representatives of Parent also negotiated with representatives of the Stockholders party to the Stockholders Agreement regarding the terms of the Stockholders Agreement. These negotiations included a meeting in Houston, Texas on Friday, August 20, 1999 attended by representatives of Parent and of the Company and, to finalize the definitive agreements, a subsequent meeting of representatives of both companies in Houston, Texas on Tuesday, August 24, 1999. Final negotiations continued into the early morning of Wednesday, August 25. At the conclusion of these negotiations, the Merger Agreement and the Stockholders Agreement were executed. At approximately 9:00 a.m., New York City time, on Wednesday, August 25, 1999, Parent and the Company issued separate press releases announcing the transaction.

         Reasons for the Recommendation. In reaching its conclusions and recommendations described above, the Board of Directors considered the following factors:

                  (i) the fact that the Company is relatively small in the oil and gas industry and is susceptible to any changes in the oil and gas market. The Board noted that a significant drop in the volatile price of oil and gas could have a material and adverse impact in the Company's earnings and future growth;

                  (ii) the Company's need for additional capital infusion for its working capital and the difficulty in securing the same without substantially diluting the interests of existing stockholders;

                  (iii) the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer for outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

                  (iv) that the discussions with certain unrelated parties, although preliminary in nature, indicated that a per share cash price of $5.50 was at the upper end of the range at which a transaction was likely to be consummated;

                  (v) that the $5.50 per share cash price represents a substantial premium over the closing price for the Shares on August 20, 1999, and a premium of approximately 74.1% over the one year average share price for the Common Stock;

                  (vi) the presentations by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and the opinion delivered orally at the August 24, 1999 Board special meeting, as well as its written opinion delivered on August 27, 1999, to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the cash consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion of DLJ, which sets forth the factors considered, the assumptions made and the limitations on the review undertaken by DLJ, is attached hereto as an Exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety. STOCKHOLDERS ARE URGED TO READ THE OPINION OF DLJ CAREFULLY IN ITS ENTIRETY; and

                  (vii) that Parent requested in connection with its negotiations with the Company that led to the Merger Agreement that the Company not solicit possible acquisition interest from third parties. In determining that this was an appropriate course of action, the Board considered (1) the results of the Company's contact with other potential acquirors, (2) the uncertainties and potential adverse impact that a "public" auction of the company could have on the business, employees and prospects of the Company, including its relationships with customers and other third parties, (3) its belief, after considering the presentations of its financial advisors, that the price per share in the Offer and Merger was sufficiently attractive so that it did not feel compelled to seek other offers before executing the Merger Agreement and (4) the terms of the Merger Agreement, which permit the Company, under certain circumstances, to participate in discussions and negotiations with third parties and to recommend a Superior Acquisition Proposal (as defined in the Merger Agreement). The Board, after considering the presentations of its financial advisor, did not believe that the termination provisions set forth in the Merger Agreement, including payment of a termination fee, would deter a higher offer.

         The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         DLJ was retained, pursuant to the terms of a letter agreement dated July 8, 1999, as thereafter supplemented, as the Company's exclusive financial advisor assisting the Company in identifying and evaluating potential acquisition candidates and to render an opinion letter as to the consideration to be received by the Company's stockholders pursuant to the terms of the Merger Agreement from a financial point of view. The Company agreed to pay DLJ (i) a retainer fee of $100,000 upon execution of the letter agreement; (ii) a fee of $500,000 at the time DLJ delivered its opinion to the Board in connection with the Merger Agreement, and an additional fee of $50,000 for each update of a prior opinion delivered by DLJ; and (iii) an additional fee upon the successful consummation of the transactions contemplated by the Merger Agreement, equal to one and one-quarter percent (1.25%) of the Total Transaction Value, as defined in such letter agreement, of such transaction (the "Success Fee"), less amounts previously paid under Items (i) and (ii) above. However, the Success Fee is reduced to one percent (1%) if the Total Transaction Value is less than a certain specified amount. The Company has also agreed to reimburse DLJ for its reasonable out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel) up to a maximum of $20,000, and to indemnify DLJ for certain liabilities arising out of or in connection with the engagement of DLJ.

         DLJ has previously performed investment banking and other services for the Parent including acting as co-manager for the Parent's $186 million common stock offering in February 1999 and has been compensated for such services.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS WITH RESPECT TO SECURITIES

         (a) No transactions in shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, except as otherwise set forth or referenced in this Schedule 14D-9, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all shares of Common Stock held of record or beneficially owned by them (other than shares issuable upon exercise of options and shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act) or to vote such shares of Common Stock in favor of approval and adoption of the Merger Agreement. As referenced above, certain stockholders of the Company, including Messrs. Berilgen, Chambers, Gerlich and Susskind, have entered into a Stockholders Agreement with the Purchaser and the Parent which grants the Purchaser a proxy to vote or consent at every annual, special or adjourned meeting, or solicitation of consents, among other things, in favor of the adoption of the Merger Agreement and such Stockholders Agreement and approval of the Merger and the other transactions contemplated by such agreements. A copy of the Stockholders Agreement is attached hereto as an Exhibit to this Schedule 14D-9 and is incorporated herein in its entirety.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         (a) Delaware General Corporation Law 203 and State Takeover Statutes

         Section 203 of the Delaware General Corporation Law ("DGCL") provides that a corporation organized under Delaware law, such as the Company, shall not engage in a business combination with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder") for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) at or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board has approved the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereunder, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

         Pursuant to the Merger Agreement, the Company has agreed to take all steps necessary if any state takeover statute or similar law or regulation becomes applicable to the Merger Agreement, to ensure the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms set forth in the Merger Agreement and to otherwise minimize the effect of such law or regulation on the Offer, the Merger and the other transactions contemplated thereby.

         (b) Information Statement

         The Information Statement attached hereto as Annex A hereto is being furnished in connection with the possible designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

         (c) Schedule 14D-1 and Offer to Purchase

         (d) Press Releases

         Press releases issued by the Company and the Parent on August 25, 1999 with respect to the announcement of the execution of the Merger Agreement and the Offer are attached hereto and incorporated herein by reference.

         The Schedule 14D-1 and Offer to Purchase are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 1 Agreement and Plan of Merger dated as of August 25, 1999 among the Company, the Parent and the Purchaser (Incorporated by reference to Exhibit 2.1 of the Company's report on Form 8-K dated August 31, 1999).

     Exhibit 2 Stockholders Agreement dated as of August 25, 1999 between the Parent and several stockholders (Incorporated by reference to Exhibit 99.1 of the Company's report on Form 8-K dated August 31, 1999).

     Exhibit 3 Offer to Purchase dated August 31, 1999 (Incorporated by reference to Tender Offer Statement on Schedule 14D-1, dated August 31, 1999, as filed by CPN Sheridan, Inc. and amended and supplemented from time to time).

     Exhibit 4 Employment Agreement dated as of June 5, 1997, as amended, between the Company and B. A. Berilgen (Incorporated by reference to Exhibit 10.29 of the Company's Form 10-QSB filed August 14, 1997).

     Exhibit 5 Shareholder Agreement among the Company, ECT et al. (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on December 2, 1997).

     Exhibit 6 Agreement Regarding Formation of Corporation by and among the Company, SCEI, the Parent and CPN Production Company (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated January 25, 1999).

     Exhibit 7 Gas Purchase and Sale Agreement between SCEI and Calpine Fuel Company (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated January 25, 1999).

     *Exhibit 8     Opinion of Donaldson, Lufkin & Jenrette Securities
                    Corporation dated August 27, 1999.

     *Exhibit 9     Letter to Stockholders from Company dated August 31, 1999.

     *Exhibit 10    Press Release issued by the Company dated August 25, 1999.

     *Exhibit 11    Press Release issued by Calpine Corporation dated August 25,
                    1999.

     *Annex A       Information Statement of the Company.

------------

*    Included in copies of the Schedule 14D-9 mailed to stockholders.

     This document and exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including, but not limited to, competition and general economic, capital and commodity market conditions and other risks described from time to time in the Company's reports with the Securities and Exchange Commission including quarterly reports on Form 10-QSB, annual reports on Form 10-KSB and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1999

                                        SHERIDAN ENERGY, INC.

                                        By:  /s/ B. A. BERILGEN
                                            -----------------------------------
                                                 B. A. Berilgen
                                                 President and Chief Executive
                                                 Officer

                                 EXHIBIT INDEX

   EXHIBIT NUMBER                DESCRIPTION
   --------------                -----------
     Exhibit 1      Agreement and Plan of Merger dated as of August 25, 1999
                    among the Company, the Parent and the Purchaser
                    (Incorporated by reference to Exhibit 2.1 of the Company's report on Form 8-K dated August 31, 1999).

     Exhibit 2 Stockholders Agreement dated as of August 25, 1999 between the Parent and several stockholders (Incorporated by reference to Exhibit 99.1 of the Company's report on Form
                    8-K dated August 31, 1999).

     Exhibit 3 Offer to Purchase dated August 31, 1999 (Incorporated by reference to Tender Offer Statement on Schedule 14D-1, dated
                    August 31, 1999, as filed by CPN Sheridan, Inc. and amended and supplemented from time to time).

     Exhibit 4 Employment Agreement dated as of June 5, 1997, as amended, between the Company and B. A. Berilgen (Incorporated by reference to Exhibit 10.29 of the Company's Form 10-QSB filed August 14, 1997).

     Exhibit 5      Shareholder Agreement among the Company, ECT et al.
                    (Incorporated by reference to Exhibit 10.2 of the Company's
                    Form 8-K filed on December 2, 1997).

     Exhibit 6 Agreement Regarding Formation of Corporation by and among the Company, SCEI, the Parent and CPN Production Company
                    (Incorporated by reference to Exhibit 10.2 of the Company's
                    Form 8-K dated January 25, 1999).

     Exhibit 7      Gas Purchase and Sale Agreement between SCEI and Calpine
                    Fuel Company (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated January 25, 1999).

     *Exhibit 8     Opinion of Donaldson, Lufkin & Jenrette Securities
                    Corporation dated August 27, 1999.

     *Exhibit 9     Letter to Stockholders from Company dated August 31, 1999.

     *Exhibit 10    Press Release issued by the Company dated August 25, 1999.

     *Exhibit 11    Press Release issued by Calpine Corporation dated August 25,
                    1999.

     *Annex A       Information Statement of the Company.



------------

*    Included in copies of the Schedule 14D-9 mailed to stockholders.